UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Symbotic Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

87151X101

(CUSIP Number)

SB Global Advisers Limited

Attn: Spencer Collins

69 Grosvenor St

Mayfair, London W1K 3JP

44 0207 629 0431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87151X101	13D	Page 1 of 11 pages

1	Names of Reporting Persons SVF II SPAC Investment 3 (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.5%
14	Type of Reporting Person OO

CUSIP No. 87151X101	13D	Page 2 of 11 pages

1	Names of Reporting Persons SVF II Holdings (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.5%
14	Type of Reporting Person OO

CUSIP No. 87151X101	13D	Page 3 of 11 pages

1	Names of Reporting Persons SVF II Aggregator (Jersey) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.5%
14	Type of Reporting Person PN

CUSIP No. 87151X101	13D	Page 4 of 11 pages

1	Names of Reporting Persons SoftBank Vision Fund II-2 L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.5%
14	Type of Reporting Person PN

CUSIP No. 87151X101	13D	Page 5 of 11 pages

1	Names of Reporting Persons SB Global Advisers Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.5%
14	Type of Reporting Person CO

CUSIP No. 87151X101	13D	Page 6 of 11 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Symbotic Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 200 Research Drive, Wilmington, MA 01887.

Prior to the consummation of the Business Combination (as defined below), the Issuer was known as SVF Investment Corp. 3 (“SVF 3”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

SVF II SPAC Investment 3 (DE) LLC

SVF II Holdings (DE) LLC

SVF II Aggregator (Jersey) L.P.

SoftBank Vision Fund II-2 L.P.

SB Global Advisers Limited

Each of SVF II SPAC Investment 3 (DE) LLC and SVF II Holdings (DE) LLC is organized under the laws of the State of Delaware. Each of SVF II Aggregator (Jersey) L.P. and SoftBank Vision Fund II-2 L.P. is organized under the laws of Jersey. SB Global Advisers Limited is organized under the laws of England and Wales.

The business address of each of SVF II SPAC Investment 3 (DE) LLC and SVF II Holdings (DE) LLC is 251 Little Falls Drive, Wilmington, DE 19808. The business address of SVF II Aggregator (Jersey) L.P. and SoftBank Vision Fund II-2 L.P. is Crestbridge Limited, 47 Esplanade, St. Helier, Jersey, JE1 0BD. The business address of SB Global Advisers Limited is 69 Grosvenor Street, London W1K 3JP, England, United Kingdom. Each of the Reporting Persons is principally engaged in the business of investments in securities.

The directors of SB Global Advisers Limited are Spencer Collins, Rajeev Misra, and Neil Hadley (collectively, the “Related Persons”).

Mr. Collins, a Managing Partner at SoftBank Investment Advisers (UK) Limited, is a citizen of the United Kingdom. Mr. Misra, Chief Executive Officer of SoftBank Investment Advisers (UK) Limited, is a citizen of the United Kingdom. Mr. Hadley, Managing Partner and Chief Operating Officer of SoftBank Investment Advisers (UK) Limited, is a citizen of the United Kingdom.

During the last five years, none of the Reporting Persons or Related Persons (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 87151X101	13D	Page 7 of 11 pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Following the consummation of the Business Combination (as defined below), SVF II SPAC Investment 3 (DE) LLC purchased 20,000,000 shares of Class A Common Stock at a price of $10.00 per share. SVF II SPAC Investment 3 (DE) LLC acquired the funds for these purchases through equity contributions from its members, who in turn received the funds from equity contributions from their respective members and partners.

Item 4.	Purpose of Transaction.

Business Combination

On June 7, 2022, pursuant to and as contemplated by an Agreement and Plan of Merger, dated December 12, 2021 (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among SVF 3, Saturn Acquisition (DE) Corp., a wholly owned subsidiary of SVF 3 (“Merger Sub”), Warehouse Technologies LLC (“Warehouse”) and Symbotic Holdings LLC, a wholly owned subsidiary of Warehouse (“Symbotic Holdings”, and together with Warehouse and its other subsidiaries, “Legacy Symbotic”), (i) Warehouse merged with and into Symbotic Holdings (the “Company Reorganization”), with Symbotic Holdings surviving the merger and (ii) immediately thereafter, Merger Sub merged with and into Legacy Symbotic (the “Merger,” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”), with Legacy Symbotic surviving the merger as a subsidiary of SVF 3. Simultaneously with the consummation of the Business Combination, SVF 3 changed its corporate name to “Symbotic Inc.”

Forward Purchase Agreement

On June 7, 2022, immediately prior to the consummation of the Business Combination, pursuant to a Forward Purchase Agreement, dated March 8, 2021 (the “Forward Purchase Agreement), by and among SVF 3 and SVF II SPAC Investment 3 (DE) LLC, SVF II SPAC Investment 3 (DE) LLC purchased 20,000,000 shares of Class A Common Stock for aggregate consideration of $200 million. The Forward Purchase Agreement provides SVF II SPAC Investment 3 (DE) LLC with registration rights over the shares purchased.

The Forward Purchase Agreement also includes a lock-up provision, pursuant to which SVF II SPAC Investment 3 (DE) LLC agreed to not transfer any of the shares purchased until the earlier of (i) one year after the consummation of the Business Combination and (ii) the date following the consummation of the Business Combination on which the Issuer completes a liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property. Notwithstanding the foregoing, if, subsequent to a Business Combination, the closing price of the Class A Common Stock equals or exceeds $12.00 per share

CUSIP No. 87151X101	13D	Page 8 of 11 pages

(as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the consummation of the Business Combination, the Class A Common Stock shall be released from the lock-up referenced herein.

The foregoing description of the Forward Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the consummation of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the lock-up provision in the Forward Purchase Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 87151X101	13D	Page 9 of 11 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 50,664,146 shares of Class A Common Stock outstanding following the consummation of the Business Combination:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SVF II SPAC Investment 3 (DE) LLC	20,000,000	39.5%	0	20,000,000	0	20,000,000
SVF II Holdings (DE) LLC	20,000,000	39.5%	0	20,000,000	0	20,000,000
SVF II Aggregator (Jersey) L.P.	20,000,000	39.5%	0	20,000,000	0	20,000,000
SoftBank Vision Fund II-2 L.P.	20,000,000	39.5%	0	20,000,000	0	20,000,000
SB Global Advisers Limited	20,000,000	39.5%	0	20,000,000	0	20,000,000

SVF II SPAC Investment 3 (DE) LLC is the record holder of the shares of Class A Common Stock reported herein.

SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II SPAC Investment 3 (DE) LLC. SB Global Advisers Limited has been appointed as manager and is responsible for making all decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments, including as held by SVF II SPAC Investment 3 (DE) LLC. As a result of these relationships, each of these entities may be deemed to share beneficial ownership of the securities held of record by SVF II SPAC Investment 3 (DE) LLC. Each of them disclaims any such beneficial ownership.

(c)    Except as set forth in Items 3 and 4 above, during the past 60 days, none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 87151X101	13D	Page 10 of 11 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Forward Purchase Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons nor any of the Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Forward Purchase Agreement, dated as of March 8, 2021, by and among SVF Investment Corp. 3 and SVF II SPAC Investment 3 (DE) LLC (incorporated by reference to Annex O to the Issuer’s Prospectus on Form 424B3 filed with the Securities and Exchange Commission on June 1, 2022).

CUSIP No. 87151X101	13D	Page 11 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2022

SVF II SPAC Investment 3 (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Holdings (DE) LLC
By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Aggregator (Jersey) L.P.
By: SB Global Advisers Limited, its Manager

By: /s/	Spencer Collins
Name:	Spencer Collins
Title:	Director

SoftBank Vision Fund II-2 L.P.
By: SB Global Advisers Limited, its Manager

By: /s/	Spencer Collins
Name:	Spencer Collins
Title:	Director

SB Global Advisers Limited

By: /s/	Spencer Collins
Name:	Spencer Collins
Title:	Director